U.S. Securities and Exchange Commission
Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934

BAD TOYS, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	94-3371514

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2344 Woodridge Avenue, Kingsport, TN 37664
(Address of principal executive offices)

423-247-9560
(Issuer’s Telephone Number)

Securities to be registered under Section 12 (b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
None

Securities to be registered under Section 12 (g) of the Act:

Common Stock, $0.01 par value
(Title of Class)

i

PRELIMINARY STATEMENT

Bad Toys, Inc., a Nevada corporation (the “Company”), is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934, as amended. It is seeking approval by NASD Regulation, Inc. of an application filed by a market maker, pursuant to NASD Form 211, to commence making a market in the Company’s common stock on the OTC Bulletin Board. The effectiveness of this registration statement subjects the Company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

DESCRIPTION OF BUSINESS

Business Development

The Company was incorporated on June 1, 2000, in the State of Nevada pursuant to the General Corporation Law of Nevada under the name BTMC, Inc. The Company’s mailing address is 2344 Woodridge Avenue, Kingsport, Tennessee 37664, and the telephone number of its principal executive offices is 423-247-9560. The Company’s Web site address is www.badtoys.net. References to “We”, “Our” or Us” also mean the Company.

The Company has acquired certain of the assets of a company of the same name, Bad Toys, Inc., which was formed on April 21, 1995 under the General Corporation Law of Nevada (the “Predecessor Company”) under the circumstances described as follows. The Predecessor Company commenced operations in March 1998. In June of 1999, the Predecessor Company was listed on the OTC Bulletin Board and traded under the symbol BDTY. On March 31, 2001, the Predecessor Company entered into an Agreement and Plan of Merger with Mycom Group, Inc., a Ohio corporation formerly known as Myca Group, Inc., pursuant to which the Predecessor Company and Mycom Group, Inc. merged, with the Predecessor Company as the surviving company. On the effective date of the merger, the Predecessor Company issued a total of 39,500,000 shares of its common stock to the former shareholders of record of Mycom Group, Inc in exchange for all of the capital stock of Mycom Group, Inc. The Predecessor Company then changed its name to Mycom Group, Inc.

Also pursuant to the terms of the Agreement and Plan of Merger, the Predecessor Company’s custom motorcycle and manufacturing business, all of the Predecessor Company’s assets associated with such business, and $300,000 in cash were transferred to Larry N. Lunan and Susan H. Lunan, the former majority shareholders of the Predecent Company, in exchange for the Lunans’ cancellation of $654, 212 in debt owed to them by the Predecessor Company and the Lunans’ assumption of all other unpaid debt of the Predecessor Company. Thereafter, the Lunans transferred these assets to the Company in exchange for the Company’s assumption of all liabilities related to the Predecessor Company’s motorcycle business that had been assumed by the Lunans.

The Company was organized and incorporated in the State of Nevada on June 1, 2000 as BTMC, Inc. BTMC, Inc. changed its name to Bad Toys, Inc. when it commenced operations on August 24, 2000. Around that time, Larry Lunan and Susan Lunan, Mr. Lunan’s wife, the principal shareholders of the Company, converted $468,064 of debt owed to them by the Company into shares of the common stock of the Company.

Business of the Company

The Company manufactures for sale Harley-Davidson-type motorcycles from component parts, maintains a customizing and motorcycle servicing operation, special orders premium accessories, parts, customizing items and apparel related to Harley-Davidson motorcycles, and proposes to rebuild used Harleys for resale.

The Manufacture for Sale of Motorcycles from Component Parts.

The Company’s Predecessor devoted the majority of its efforts to the design and development of a distinctive Harley-Davidson-type motorcycle. The motorcycle is named the “Phoenix” model. We build it from component parts available from motorcycle parts suppliers. We have three “Phoenix “ models on hand for display and for selling purposes. We also have models which are named the “Taos” and “Concord” and are featured on our website at www.badtoys.net. Our “Rigid Frame” and “Tour Glide” models, which are not shown on Our web site, are in the development stage.

In motorcycle circles, the models are known as custom-manufactured, V-Twin, HD-type motorcycles. They are called “V-Twin” because they have two-cylinders set at a 45-degree angle to each other; and they are called “HD-type” because of their resemblance to the motorcycles manufactured by Harley-Davidson. The models are “custom manufactured”, because Bad Toys, Inc. will build many features of the models to each customer’s order.

The “Phoenix” was first shown to the public on the Predecessor Company’s Internet home page in early 1999. In April 1999 the Company’s Predecessor showed the “Phoenix” to motorcycle dealers and enthusiasts at a motorcycle show in Laughlin, Nevada. Five dealers at the show indicated their interest in establishing dealerships for the “Phoenix” motorcycle. Some 70 individuals at the show indicated their interest in purchasing a Phoenix motorcycle. However, as a result of the Predecessor Company’s merger with Mycom Group, Inc. discussed above, dealership activity and individual sales were terminated. We are now in the process of evaluating dealership activity and have commenced selling to the public.

We offer to manufacture, to customers’ orders, V-Twin, HD-type motorcycles from components parts in five basic styles:

•	Traditional-classic, the full fenders model Harley-Davidson made famous;

•	Pro Street, a lowered frame with wide tires, short fender and a low back fender;

•	Outlaw Low Riders, with narrow forks and stubby fenders;

•	Tour Glide package, with foot rests rather than foot pegs, saddlebags with windshield option; and

•	Street Custom conversion, with wide tires and short fenders.

We are able and equipped to build custom-manufactured motorcycles in Our shop in Kingsport, Tennessee. The frames and most of the parts are in inventory to build four motorcycles. We will require up-front, partial payments from customers to finance Our purchase of custom parts not in inventory.

Our choice of sparsely populated Kingsport, Tennessee for Our first location was beneficial primarily in providing us a two-year, relatively low-overhead business operating environment for completing the design and development of the Phoenix motorcycle. We face the material risk that, unless We can open a second location in a major metropolitan area, Our product will be too highly priced for the majority of motorcycle buyers in the area where We now operate.

The Customizing and Motorcycle Servicing Operation.

Most motorcycle owners “customize” their bikes to a certain extent. We cater to this market by stocking bolt-on upgrades such as billet grips, foot pegs, mirrors, chrome bolts and “custom” seats. We provide immediate installation of the bolt-on conversions at Our shop.

As soon as this facet of our business increases, We will attempt to revolutionize the motorcycle service business by providing a quick turnaround in an industry known for its “leave it today, pick it up next month” approach to motorcycle repair. Subject to the availability of repair business and qualified personnel, We will operate Our service department seven days a week, twenty-four hours a day.

Special Orders of Premium Accessories, Parts, Customizing Items and Apparel Related to Harley-Davidson Motorcycles.

•
We take special orders. The fixed displays in our showroom premiere the high markup, bolt-on, premium custom items in billet aluminum or chrome. The product lines We maintain as an authorized dealer include Pro One, Bay Area Custom, Arlen Ness and Performance Machine and others.

•
We believe We have the only customer self-service station in Our area that includes all available catalogs and parts books. We plan to add a user-friendly computer terminal and screen through which Our customers can come to our shop and easily locate a desired part and print a purchase order.

Rebuilding Used Harleys for Resale.

We have not yet commenced the purchase of used motorcycles and rebuilding them for resale. Subject to the availability of funds, the source of which We have not yet identified, We propose to acquire and recondition used Harley-Davidson motorcycles for resale. All resale bikes would be placed into a like-new condition by our shop personnel. This would include:

•	New tires, paint and chrome;

•	Polished aluminum; and

•	Excellent running condition.

We expect to commence this activity in 2003, but there can be no assurance that we will be able to do so. Purchasing and rebuilding used motorcycles for resale will require a constant advertising campaign for used motorcycles conducted in trade magazines and in high-circulation magazines for Harley-Davidson riders. We do not now have funds available to allocate to the purchase of used bikes or to do the necessary advertising. Currently, the opening of a second motorcycle shop and store in Phoenix, Arizona is Our primary focus and, We believe, is more critical to the success of Our business than buying used bikes and reconditioning them for resale.

The reconditioning of used bikes is financially consistent with Our desire to provide around-the-clock repair service. Mechanics working for Us who are not repairing customers’ motorcycles on a same-day-service basis can be reconditioning used motorcycles on a no-time-schedule basis and still be available for the drop-in customer with a repair job to be done. We anticipate that the planned second motorcycle facility in Phoenix, Arizona will provide the volume of repair business to justify the commencement of Our plans to buy and recondition used Harley-Davidson motorcycles.

Distribution Methods

We have commenced marketing Our custom manufactured, V-Twin, HD-type motorcycles on a national basis. Our Phoenix, Toas, and Concord models are featured now on Our Internet home page (www.badtoys.net). We presently sell premium accessories, parts, customizing items and apparel through Our Kingsport, Tennessee retail outlet. We project revenue increases to come from expansion to locations in additional cities and from sales through catalogs We propose to distribute nationally commencing the Spring of 2003. Our Phoenix-model motorcycle is now featured in the Atlas Pro Magnum catalog. Subject to the availability of capital, We propose to open nine additional stores during the next 60 months.

Advertising

We propose to develop an advertising program consisting of:

•	Monthly and/or quarterly newsletters;

•	Direct mail motorcycle listings;

•	Cycle magazines;

•	Nontraditional magazines; and

•	Internet home page.

The newsletter will highlight new product introduction, repair or maintenance subjects, after-market product evaluations, local and major national events and periodic Company advertised specials. We plan to commence this low cost program in late 2002.

Direct mail advertising will initially consist of an annual mailing of a high-quality brochure. The brochure will market Our custom-built motorcycle program, Our mail order catalog program and the availability of refurbished or new motorcycles for sale. By specific request, We will add an addressee to Our newsletter and mailing list. Subject to the availability of funds, this program will be launched in late 2002.

Subject to the availability of funds, Our monthly advertising program will include advertisements in high-circulation magazines for Harley-Davidson riders such as American Iron and Hot Bike. We plan to create one-half to full-page, two-color ads for custom manufacture and catalog sales.

Subject to the availability of funds, We plan to commence a non-traditional advertising program in magazines such as Newsweek, Time, Sports Illustrated, and the New Yorker. The demographics for Harley-Davidson riders now span every social economic group from truck drivers to company presidents, doctors, lawyers and accountants. Upper-middle class to the wealthy now comprise the largest group of Harley riders.

The Internet home page is already a reality.

Competition

Licensed Harley-Davidson dealerships generally offer for sale only new, manufactured HD motorcycles. Dealerships generally do not maintain significant inventories of used or custom-built motorcycles for resale to the riding public. Individuals account for the majority of used motorcycle sales with the remainder being provided by small, undercapitalized, sole- proprietor motorcycle shops. Titan has commenced to use some of these shops as a distribution network for its motorcycles, but Titan does not compete at Harley-Davidson prices.

The special construction of custom-built motorcycles, HD type, as We propose to build, is an emerging market. Arlen Ness, Ultra, and Titan have already entered this market, have name recognition and dominate this market today. This market segment has long been treated as an ancillary business and not as a primary focus. Currently few companies exist that are manufacturing custom-built motorcycles for inventory for sale. We propose to maintain a ten to fifteen, custom built-motorcycle inventory at each location in addition to our ground-up, custom-built, customer-selected program, assuming we have funds to do so. There is no assurance We will have such funds, as We currently have no source for additional financing, other than as generated internally by sales.

Repair service, We believe, is the most neglected segment in the motorcycle business. Dealers provide the most significant competition in this arena, as they are adequately capitalized, maintain a significant number of service bays, and have large inventories of parts. Dealerships typically have the negative attributes of limited hours for access, 8 a.m. to 5 p.m., closed Sundays and, in Our opinion, no concept of quick service turnaround. In essence, the traditional queuing system is the foundation for all repair service; i.e., if the customer needs a three-hour seal replacement, he/she can leave the bike for a month. Small shops exhibit the same characteristics as the large dealerships, but service turnaround is further exaggerated by limited inventories and no capital. In many instances the small shop has to collect the money from the customer in advance to purchase the necessary replacement parts. This, of course, extends the service turnaround time.

Supplies

We obtain Our supplies from after market Harley-Davidson suppliers and other manufacturers of motorcycle parts, such as Pro One, Bay Area Custom, J. Brake, Arlen Ness and Performance Machine. These supplies are readily available. Although We are authorized dealers of all the above-named suppliers and many others, We are still required to pay cash for most large motorcycle parts.

Dependence on Major Customers

We are not dependent on any major customers.

Patents, Trademarks and Licenses

We have filed applications in the U.S. to register “Bad Toys,” “Phoenix, “ and “BT” (and) Design as trademarks and service marks. We are not a licensed Harley-Davidson dealer, as We do not sell new Harley-Davidson motorcycles.

Government Approval and Regulations

We need no U.S. Department of Transportation or any other governmental agency approval to build special construction motorcycles that are custom-made to a customer’s order, to rebuild motorcycles or to assemble a motorcycle from component parts that are available in the open market. Our business is subject to no government regulations other than those of the Environmental Protection Agency or (“EPA”), regulating the disposal of oil, grease, tires, batteries and the prevention of pollution. We are able to comply with OSHA and EPA regulations without onerous financial or other burdens. All motorcycles are built by hand, rather tan in a moving assembly line. Safety goggles are used when required, and fire extinguishers are readily available. We dispose of pollutants by periodically taking them to authorized disposal sites.

Research and Development

We have expended no funds during the last two years on research and development.

Cost of Compliance with Environmental Laws

The expense of complying with environmental regulations is of minimal consequence. The compliance consists of the proper disposal of oil, tires and batteries. We put all used oil in 55-gallon drums and transport them by truck to a Johnson City, Tennessee firm that cleans the oil for reuse. We take used tires to a nearby landfill. Old batteries are disposed of by the suppliers of new batteries. We are in compliance with all environmental laws and regulations.

Employees

We employ five persons; four persons full time and one person part-time.

MANAGEMENT’S PLAN OF OPERATION

Operations and Financing of the Company Since Inception in 2000

On August 23, 2000, the Company assumed $986,000 in loans, and took control of all motorcycle-related assets from the Company’s Predecessor, the former Bad Toys, Inc.

On August 24, 2000, the Company retired $468,400 in debt owed to Our majority shareholders, Larry N. and Susan H. Lunan, through the issuance of $3,605,621 shares of common stock to the Lunans at a price of $.10 per share. On March 31, 2002, the Company converted the balance of the $500,000 in loans assumed from the Company’s Predecessor into 500,000 shares of preferred stock, at a price of $1.00 per share, which shares were primarily issued to the Lunans. From August 24, 2000 to December 31, 2000, the Lunans advanced $189,618 to the Company. In 2001, the Lunans advanced $184,125 to the Company. From August 24, 2000 through the present, the Company has borrowed an additional $591,000 from friends and family of the Lunans.

Discussion of Operations Comparing the Years Ended December 31, 2001 and December 31, 2000

Revenues.

Revenues for the period ended December 31, 2000 represent four months of activity with unusual circumstances. Prior to the merger between the Predecessor Company and Mycom Group, Inc., a Ohio corporation, which occurred on August 23, 2000, the majority shareholders of the Predecessor Company agreed with the proposed majority shareholders of Mycom Group, Inc. not to sell any motorcycles through the business of the Predecessor Company to minimize any future contingent liabilities or claims against the continued operations of the Predecessor Company. Accordingly, when the Lunans transferred the assets of the Predecessor Company to the Company, no sales efforts had been made and no development had taken place for a period of several months. When comparing revenues for the year ended December 31, 2001 to the year ended December 31, 2000, the increase in revenues was primarily due to the sale of four custom motorcycles amounting to approximately $150,000 of the total increase. Fourth quarter revenues in December, 2001 were flat when compared to the same quarter of 2000. The slow down in the 2001 revenues was a result of the Company’s President, Larry N. Lunan, being severely injured in October, 2001. This accident caused Mr. Lunan to be completely absent from the business of the Company until early March, 2002.

Cost of Sales.

The increase in the Company’s cost of sales for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was directly related to the increase in revenues for the same year and an inventory shortage of approximately $60,000, which occurred while Mr. Lunan was absent from the business due to his injury. This shortage of inventory appears to be the result of pilferage during Mr. Lunan’s absence from Company operations.

General And Administrative Expenses.

Comparing general and administrative expenses for the year ended December 31, 2000 to the year ended December 31, 2000, annualized expenses increased in 2001 as a result of higher legal fees associated with prosecuting a $300,000 claim against Mycom Group, Inc. and successfully defending a labor action against the Company.

Discussions Of Operations Comparing the Nine Month Periods Ended September 30, 2002 and September 30, 2001.

Revenues.

Revenues for the nine month period ended September 30, 2002 compared to the same period for 2001 decreased by $100,000. This decrease was due to the sale of three fewer motorcycles in 2002. The reduced sales activity can also be ascribed to Mr. Lunan’s complete absence from the Company’s business during October, 2001 through February, 2002 and his partial absence from March 2002 through August 2002. Mr. Lunan re-commenced working full time in September, 2002. In addition, local advertising in 2002 was eliminated. The only advertising for 2002 was conducted through the Company’s web site, which may have contributed to decreased sales.

Cost Of Sales.

The reduction in cost of sales during the nine month period ended September 30, 2002 as compared to the same period for 2001 is the result of reduced sales activity; however, the Company’s payroll expenses remained the same.

General And Administrative Expenses.

General and administrative expenses for the nine month period ended September 30, 2002 as compared to the same period for 2001 were reduced by approximately $80,000. This reduction was attributable to a $22,000 reduction in local advertising and a $60,000 reduction in legal fees paid.

Liquidity and Proposed Plans for the Next Twelve Months

The Company’s plan of operation for the next twelve months is, first, to realize positive cash flow at our Kingsport, Tennessee facility. We believe this will be realized during Spring

2003. We have three Phoenix, two Taos and two Concord motorcycles for sale and four frames in inventory on which custom models can be built. Additional capital of approximately $50,0000 will be needed to complete seven more custom-built motorcycles. We propose to finance such additional costs through front-end partial payments by customers and through bank loans, secured by contracts receivable and, if necessary, additional loans to the Company by the Lunans. We also plan to expand our operations in Kingsport, Tennessee and to open a second facility from which to conduct our business in Phoenix, Arizona. To execute this plan of expansion, We will require additional capital of at least $250,000 but, preferably, as much as $500,000. We have not identified a source of this capital but propose to conduct additional private placements and, if feasible, a public offering later in the year.

The lessor of our Kingsport facility has agreed to add an additional 3,000 square feet to the facility when needed. The lessor will bear all the costs of this expansion but will charge additional rent once the expanded space is in use.

As for Our expansion plans, We first plan, subject to the availability of capital, to add approximately $100,000 in inventory to the present approximately $335,000 in inventory We have in Our Kingsport facility in order to offer a complete line of equipment, helmets and soft goods. We plan next to add approximately $30,000 in plant equipment (benches, lifts, a milling machine and a drill press) in order to eliminate the present practice of subcontracting all Our machine work.

We then plan to open a second facility in Phoenix, Arizona, subject to the availability of additional capital. We plan to acquire for the facility $50,000 in shop equipment and, depending upon available capital, between $50,000 and $300,000 in inventory.

We believe that the planned Phoenix facility, if built, will cash flow positively within 90 days after opening for business.

Should all the above plans be realized, We would add approximately fifteen employees to Our payroll.

Going Concern Issue

Until we are able to raise capital for expansion, We will continue business in Our single facility in Tennessee. Should Our present Tennessee facility not commence to provide positive cash flow, the Company will remain dependent upon loans to be provided by the Lunans. The Company’s independent auditor has identified a substantial doubt about Our ability to continue as a going concern. A failure to achieve positive cash flow by the end of 2003 could be fatal to the Company. We have no expectation that the ability of the Lunans to provide additional capital, other than the contribution of their personal services, can or will continue past December 2003.

Costs of Filing Periodic Reports

The filing of this Form 10-SB registration statement subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company’s business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The annual auditor’s services must be paid for in cash. Should cash not be available to pay for these auditor’s services, the Company will have to borrow these needed funds from the Lunans or other sources not yet identified or needed.

Cautionary Note

The description of the Company’s business and its plan of operation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Reference is made in particular to the description of the Company’s plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included above. Such statements, which contain terms such as “expect”, “believe”, “anticipate”, “suggest”, “indicate” and similar terms of uncertainty, are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include failure to raise additional capital and general economic conditions.

DESCRIPTION OF PROPERTIES

The Company leases a retail and manufacturing operation at a single facility in a specially designed 3,000-square-foot retail and service building. The retail facility is located at 2046 West Stone Drive, Kingsport, Tennessee 37660.

The facility is in a high traffic area with approximately 15,000 vehicles passing by a day. The facility is easily accessible by freeway and should draw customers from a 150-mile radius with a local population of approximately 3,000,000 people. The property has ample parking and an outside area for weekend events and motorcycle display.

The forward area of the showroom is for the display of company custom-built and rebuilt Harleys for sale.

The facility showroom, when stocked with inventory, will emphasize permanently affixed displays of products with secured inventory storage compartments. This should provide an efficient use of display space, increased security, efficient showroom stocking maintenance and enhanced inventory control. The showroom will be organized to allow for variation in location of displays to accommodate customer traffic flow within the store and to heighten interest.

The warehouse area of the facility has adequate space to stock and store quantities of all items on display in the showroom in addition to numerous other mechanical parts and items not displayed which are in daily demand.

The service and assembly area is large enough to house a staff of mechanics and service personnel and is capable of accommodating the custom building and rebuilding of motorcycles.

The lease on the facility expires in April 2003. The lease is with a shareholder of the Company at rates We believe are competitive in the area for similar space, and has been partially prepaid for the term of the lease through the issuance of 100,000 shares of the Company’s restricted common stock, at an issue price of $.10 per share, to the lessor of the property. Accordingly, total consideration paid to the lessor in stock was $10,000. We also pay the lessor $800.00 in cash per month as additional rent for a total month rent of $1,500. We also pay $250 per month to Larry N. Lunan, one of our majority shareholders for use of additional office space owned by Mr. Lunan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of September 30, 2002, the number of shares of common stock of the Company beneficially owned by each officer and director of the Company, individually and as a group, and by each person known to the Company to be the beneficial owner of more than five (5%) percent of the common stock.

Name and Address	Number of Shares of Common Stock	Percent
Larry N. Lunan[1] 2344 Woodridge Ave. Kingsport, TN 37664	3,805,621	65.498%

Susan H. Lunan [2] 2344 Woodridge Ave. Kingsport, TN 37664	3,805,621	65.498%

Roger A. Warren 17130 Redhill Ave. Irvine, CA 92714	50,000	008%

Clinton L. Hubbard 10 Rivera Coto De Casa, CA 92679	150,000	2.581%

[1]
Mr. Lunan beneficially owns these shares with his wife, Susan. 2,110,586 of these shares are in Mr. Lunan’s name as holder. Mr. Lunan disavows beneficial ownership of the remaining 1,695,035 shares that are held in Mrs. Lunan’s name. Accordingly, without including the shares held in the name of Mrs. Lunan, Mr. Lunan owns 36.325% of the issued and outstanding shares of the Company’s common stock.

[2]
Mrs. Lunan beneficially owns these shares with her husband, Larry. 1,695,035 of these shares are in Mrs. Lunan’s name as holder. Mrs. Lunan disavows beneficial ownership of the remaining 2,110,586 shares that are held in Mr. Lunan’s name. Accordingly, without including the shares held in the name of Mr. Lunan, Mrs. Lunan owns 29.173% of the issued and outstanding shares of the Company’s common stock.

Officers and Directors[3] as a group (3 persons)	4,005,621	68.941%

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;

The Company’s directors, officers and significant employees occupying executive officer positions, their ages as of September, 2002, the directors’ terms of office and the period each director has served are set forth in the following table:

Person	Position and Offices	Since	Director’s Term Expires
Larry N. Lunan, 61	President, CEO and Chairman of the Board of Directors	2000	2002

Roger A. Warren, 38	Vice President, CFO, Secretary and Director	2000	2002

Clinton L. Hubbard, 51	Director	2000	2002

LARRY N. LUNAN.    Mr. Lunan founded Bad Toys, Inc., the Company’s Predecessor, in April 1995, but has devoted his full-time efforts to the business since mid-1994. Mr. Lunan has been an active motorcycle hobbyist since the mid-1950s. Mr. Lunan received a certified public accountant certificate in 1968 and was an accountant with Haskins & Sells from 1967 to 1971. From 1971 to 1975 Mr. Lunan was a controller and vice president of finance for Itel Leasing Corporation. From 1975 until 1982 he was vice president of finance for Arcata Book Group, a subsidiary of Arcata Corporation. From 1982 until July 1994 he was employed as president of Fors Capital Corporation, a wholly-owned business consulting firm. In this capacity he was active in development-stage companies and capital formation. The most successful of these enterprises was Callaway Golf, which is currently traded on the New York Stock Exchange.

ROGER A. WARREN.    Mr Warren is a C.P.A. for Stafford & Warren, a C.P.A. firm specializing in small, start-up, and development-stage companies. Client industries served include manufacturing enterprises, real estate, professional service corporation, mining operations, and environmental clean-up. Mr. Warren was an accountant with Arthur Young & Co. from 1986 to 1990 and received a certified public accounting certificate in 1990. He then practiced accountancy as a sole proprietor from 1990 until 1998, when he combined his practice with Stafford & Associates to form Stafford and Warren.

CLINTON L. HUBBARD.    Mr. Hubbard is a practicing lawyer in Irvine, California, specializing in business and real estate matters. He was admitted to the Colorado Bar in 1974 and

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Without including the shares held by Mrs. Lunan, of which Mr. Lunan disavows beneficial ownership, the total number of shares held by the officers and directors as a group is 2,310,586, which represents 39.767% of the issued and outstanding shares of the common stock of the Company.

to the California Bar in 1978. Mr. Hubbard was also the Executive Vice-President for Sales and Marketing for Pleion Corporation, a medium size office equipment manufacturing company. His background also includes service in the United States Marine Corps as an infantry officer, and as a judge advocate and military judge following law school, retiring from the reserves as a Lieutenant Colonel in 1990.

EXECUTIVE COMPENSATION

Set forth below is the compensation paid during fiscal years 2000, 2001 and 2002 to the President and Chief Executive Officer of the Company. During the period, no executive officer of the Company received compensation that exceeded $100,000.

Name	Fiscal Year	Annual Salary	Compensation Bonus
Larry N. Lunan, President and CEO	2002	$72,000	-0-

Larry N. Lunan, President and CEO	2001	$72,000	-0-

Larry N. Lunan, President and CEO	2000	$72,000	-0-

During the last three fiscal years, no executive officer of the Company has been granted stock options or stock appreciation rights and no executive officer, other than its President, Larry N. Lunan, has been granted stock in exchange for services. The Company has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one fiscal year.

Directors of the Company receive no compensation for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions during the last two fiscal years, and there are no proposed transactions, that involve amounts in excess of $60,000 to which the Company was or is to be a party in which any director, executive officer, beneficial owner of more than five percent of the Company’s common stock, or members of their immediate families had, or is to have, a direct or indirect material interest.

DESCRIPTION OF SECURITIES

The Company is filing this registration statement in connection with its common stock, $0.01 par value per share (the “Common Stock”). The Company is authorized to issue 40,000,000 shares of Common Stock, of which 5,810,200 shares were issued and outstanding as of September 30, 2002. The Company is also authorized to issue 10,000,000 shares of 10% cumulative convertible preferred stock, $.01 par value per share (the “Preferred Stock”), of which 908,888 shares were issued and outstanding as of September 30, 2002. Due to inadvertent error, the rights and preferences of the Preferred Stock were not officially designated by filing Articles of Amendment to the Company’s Articles of Incorporation until October 21, 2002. The Company’s Board of Directors, however, has ratified all past issuances of Preferred Stock. The presently outstanding shares of Common Stock and Preferred Stock are fully paid and non assessable.

Common Stock

Voting Rights.    Holders of shares of Common Stock have one vote a share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

Dividend Rights.    Holders of record of shares of Common Stock receive dividends when and if declared by the board of directors out of funds of the Company legally available therefore.

Liquidation Rights.    Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company’s Preferred Stock.

Preemptive Rights.    Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Dissenters’ Rights.    Under current Nevada law, a shareholder is afforded dissenters’ rights which, if properly exercised, may require the Company to purchase a dissenting shareholder’s shares. Dissenters’ rights commonly arise in extraordinary transactions such as mergers, liquidating distributions, and certain amendments to the Company’s Articles of Incorporation.

Preferred Stock

Voting Rights.    Holders of shares of Preferred Stock generally have no voting rights; provided, however, the Company may not amend its Articles of Incorporation or Bylaws without the approval of the holders of a majority of the Preferred Stock if such amendment would materially and adversely change the rights, preferences or privileges of any shares of the Preferred Stock.

Dividend Rights.    Dividends on the Preferred Stock cumulate, on a pro forma basis, at the rate per annum of ten percent (10%) of the liquidation preference per share, $1.00, compounded annually (as adjusted for any stock dividends, combinations or splits with respect to such shares). Such dividends will be payable only when and as declared by the board of directors upon the earlier of the date the Company makes any distribution of cash dividends to the holders of the Common Stock or upon the consummation by the Company of an initial underwritten public offering under the Securities Act of 1933, as amended. Dividends shall otherwise be cumulated only for the purpose of determining the aggregate liquidation preference and the aggregate redemption price of the Preferred Stock.

Liquidation Rights.    Upon any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of junior stock, which include holders of the Common Stock, the amount of $1.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all cumulated and unpaid dividends on such share, whether or not earned or declared, for each share of Preferred Stock then held by them.

Redemption by the Company.    Shares of the Preferred Stock are redeemable at the option of the Company, in whole or in part, on a pro rata basis among the holders of the Preferred Stock, at any time at a price equal to $1.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all dividends accrued but unpaid with respect to each such share up to the date fixed for redemption.

Conversion Rights.    Each share of Preferred Stock is convertible into ten (10) fully paid and nonassessable shares of Common Stock, at the option of the holder thereof, at any time after the date of issuance by the Company. Each share of Preferred Stock shall, at the option of the Company, automatically be converted into shares of Common Stock upon the date of closing of the sale of shares of the Company’s securities through an initial underwritten public offering registered under the Securities Act of 1933, as amended.

Preemptive Rights.    Holders of Preferred Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Dissenters’ Rights.    Under current Nevada law, a shareholder is afforded dissenters’ rights which, if properly exercised, may require the Company to purchase a dissenting shareholder’s shares. Dissenters’ rights commonly arise in extraordinary transactions such as mergers, liquidating distributions, and certain amendments to the Company’s Articles of Incorporation.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There is no public trading market for the Company’s Common Stock. We have applied for OTC Bulletin Board quotation rights, and we expect our Common Stock to be quoted by December, 2002.

As of September, 2002, there were 5,810,200 shares of Common Stock outstanding. An additional 9,088,880 authorized but unissued shares of our Common Stock are subject to outstanding options to purchase, or securities convertible into, such shares of stock.

Holders

As of September 30, 2002, there were approximately 73 holders of record of Our Common Stock.

Dividends

We have paid no dividends to our stockholders and do not plan to pay dividends on Our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

LEGAL PROCEEDINGS

Neither the Company nor Our property is a party to any pending legal proceeding or any known proceeding that a governmental authority is contemplating.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our accountants since inception.

RECENT SALES OF UNREGISTERED SECURITIES

During the period from June 1, 2000 (date of inception) through September 30, 2002, we sold 5,737,200 shares of our Common Stock in offerings exempt from registration pursuant to the provisions of Section 4(2) and Section 3(b) of the Securities Act of 1933, as amended, and Regulation D, Rules 504 and 506 promulgated thereunder, and Section 3(a)(9) of the Securities Act of 1933. No underwriters or broker-dealers were used to effect any of the sales, all of which were made by the Company’s officers and directors. Sales primarily were made in exchange for services rendered or in exchange for debt owed by the Company, and one sale was made in exchange for partially prepaid rent of the Company’s leased facilities. The names of the persons who received shares of stock, the dates the shares were issued, the number of shares issued and the value of the shares on the dates of the issuances are set forth below. In addition, the Company made bona fide gifts of 73,000 shares of its Common Stock during the same period of time. The Company is including these issuances in this section of its registration statement, even though the Company believes these issuances do not constitute “sales” within the meaning of the Securities Act of 1933.

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Larry N. Lunan	08-31-00	1,900,000	$190,000	(4)

Susan H. Lunan	08-31-00	1,695,035	169,503	(4)

Gary Andes	08-31-00	50,000	5,000	(7)

Jackie Blevins	08-31-00	2,000	200	(4)

Andrew Broome	08-31-00	20,000	2,000	(4)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Gary Bryant	08-31-00	100	10	(4)

Jon Byrd	08-31-00	30,000	3,000	(1)

Jon L. Byrd, Jr.	08-31-00	5,000	500	(1)

Stan Caplan	08-31-00	25,000	2,500	(4)

John Clark	08-31-00	150,000	15,000	(2)

Wayne Culbertson	08-31-00	71,429	7,142	(4)

Susan Ford	08-31-00	1,000	100	(4)

Bill J. Gouge	08-31-00	4,000	400	(4)

Clinton Hubbard	08-31-00	100,000	10,000	(1)

C.H. Investments	08-31-00	225,000	22,500	(1)

Al Kau	08-31-00	50,000	5,000	(1)

Saul Kaminsky	08-31-00	10,000	1,000	(1)

Ron Koenig	08-31-00	20,000	2,000	(1)

Christopher Ledford	08-31-00	25,000	2,500	(3)

Julie Lunan	08-31-00	25,000	2,500	(4)

Krista Lunan-Gaynor	08-31-00	25,000	2,500	(4)

Bill Moss	08-31-00	26,500	2,650	(1)

Judah Roth	08-31-00	20,000	2,000	(4)

Aaron Shrira	08-31-00	100,000	10,000	(1)

Mark Taggetz	08-31-00	50,000	5,000	(1)

Roger Warren	08-31-00	50,000	5,000	(6)

Gary Andes	03-31-01	50,000	5,000	(7)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares

John Bainard	03-31-01	1,000	100	(1)

Dee Bardes	03-31-01	400	40	(4)

Philip M. Bardes	03-31-01	200	20	(4)

Barter Theater	03-31-01	20,000	2,000	(9)

Kristian Burnett	03-31-01	20,000	2,000	(4)

Joe Cerone	03-31-01	100	10	(4)

Mary Drew Cerone	03-31-01	100	10	(4)

Bill Clark	03-31-01	1,000	100	(4)

John Clark	03-31-01	150,100	5,010	(2)

Leah Clark	03-31-01	22,000	2,200	(9)

Jason Clark	03-31-01	1,500	150	(9)

Colleen Clark	03-31-01	1,500	150	(9)

Classic Designs	03-31-01	1,000	100	(4)

Matthew D. Davidson	03-31-01	1,250	125	(1)

Tyler S. Elliott	03-31-01	100	10	(4)

Charlotte B. Givens	03-31-01	60,000	6,000	(1)

James Grey	03-31-01	250	25	(4)

Shannon Grey	03-31-01	250	25	(4)

Peter Grosz	03-31-01	2,500	250	(4)

Opie Hamilton	03-31-01	2,000	200	(2)

Diane Hartgrove	03-31-01	500	50	(4)

Clinton L. Hubbard	03-31-01	50,000	5,000	(1)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares

Burt Jarrell	03-31-01	2,000	200	(2)

Jim Johnston	03-31-01	1,000	100	(4)

Mike Johnston	03-31-01	1,000	100	(4)

Jeff Johnson	03-31-01	1,000	100	(9)

Al Kau	03-31-01	150,000	15,000	(1)

Saul Kaminsky	03-31-01	12,500	1,250	(4)

Pat Kelley	03-31-01	25,000	2,500	(4)

John Lunan	03-31-01	25,000	2,500	(9)

Krista Lunan-Gaynor	03-31-01	100,000	10,000	(1)

Larry N. Lunan	03-31-01	10,586	1,586	(1)

Karen Malbin	03-31-01	10,000	1,000	(4)

Mario Mainero	03-31-01	15,000	1,500	(4)

Janice Miller	03-31-01	100	10	(4)

Kevin Mister	03-31-01	1,000	100	(4)

Bill Moss	03-31-01	12,500	1,250	(4)

Bruce Moss	03-31-01	1,000	100	(4)

Nevada Agency & Trust	03-31-01	6,000	600	(6)

Charlotte Proto	03-31-01	100	10	(4)

Michael Proto	03-31-01	100	10	(4)

Danny & Prisella Redwine	03-31-01	500	50	(4)

Joe Romo	03-31-01	10,000	1,000	(2)

Andrew Shoemaker	03-31-01	30,000	3,000	(1)

Person	Date	No. of Shares Issued	Value of Shares	Nature of Consideration Paid for Shares
Aaron Shrira	03-31-01	116,000	11,600	(1)

Elizabeth Slaughter	03-31-01	500	50	(2)

Todd Sutherlin	03-31-01	1,500	150	(4)

Steven Trent	03-31-01	4,000	400	(1)

Louis W. Tully	03-31-01	1,000	100	(9)

Ray Valle	03-31-01	1,000	100	(2)

Yes It Counts	03-31-01	5,000	500	(1)

Jan A. Zemanek	03-31-01	1,000	100	(9)

Larry N. Lunan	09-30-02	200,000	20,000	(8)

(1)	Business consulting.

(2)	Services related to the design and development work on the Company’s prototype motorcycles.

(3)	Consulting services related to the motorcycle business.

(4)	Satisfaction and payment of loans to the Company.

(5)	Legal work.

(6)	Administrative work.

(7)	Partially prepaid rent for the Company’s facility in Tennessee through April 2003.

(8)	Conversion of 20,000 shares of Preferred Stock.

(9)	Gift.

The proceeds or consideration received in all of the transactions described above were used by the Company for working capital.

All of the above persons had a preexisting relationship with the Company and our president, Larry N. Lunan. Some of the persons are employees of the Company. Susan H. Lunan is the spouse of Larry N. Lunan. The Andes are the lessors of our facilities.

All of the above persons who purchased shares of our common stock and who are not “accredited investors”, either alone or with his/her purchaser representative(s), have such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of the subject investment, or the Company reasonably believes immediately prior to making any sale that such purchaser came within this description, all pursuant to the terms of Rule 506(b)(2).

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Nevada corporation law, a corporation may indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation may provide similar indemnification, provided that, should any such persons be adjudged to be liable to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees.

A corporation may advance anticipated expenses for such suits or proceedings upon undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer employee or agent of the corporation. As a result of Nevada corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

The Company’s Bylaws provide indemnification consistent with Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

BAD TOYS, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITORS’ REPORT

PERIODS ENDED DECEMBER 31, 2001 AND 2000

BAD TOYS, INC.
(A Development Stage Company)

Page
Auditors’ Report	F-1

Balance Sheets as of December 31, 2001 and 2000	F-2-3

Statements of Income for the Year Ended December 31, 2001 and for the Period From August 23, 2000 to December 31, 2000	F-4

Statements of Cash Flows for the Year Ended December 31, 2001 and for the Period From August 23, 2000 to December 31, 2000	F-5-6

Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2001 and for the Period From August 23, 2000 to December 31, 2000	F-7

Notes to the Financial Statements	F-8-12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Bad Toys, Inc.
Kingsport, TN

We have audited the accompanying balance sheets of Bad Toys, Inc. (a development stage company) as of December 31, 2001 and 2000 and the related statements of income, cash flows and changes in stockholders’ equity for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Our audits were conducted in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bad Toys Inc. as of December 31, 2001 and 2000 and the results of operations and its cash flows for the periods then ended in conformity with United States generally accepted accounting principles.

T. Alan Walls, CPA, P.C.
Johnson City, Tennessee
March 26, 2002

F-1

BAD TOYS, INC.
(A Development Stage Company)

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000

Current Assets:	$2,605	$7,752
Cash and Cash	2,735	-0-
Equivalents	313,234	371,572
Accounts	5,025	10,826

Receivable
Inventory	323,599	138,766

Prepaid Expenses

Total Current

Assets	102,061	138,766

Property and Equipment:

Property and Equipment, net of Depreciation	280	280

Other Assets:	$425,940	$529,196

Utility Deposits

TOTAL ASSETS

F-2

BAD TOYS, INC.
(A Development Stage Company)

BALANCE SHEETS
December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS’ EQUITY	2001	2000
Current Liabilities:
Accounts Payable	$22,012	$23,438
Wages Payable	59,000	25,000
Sales Tax Payable	1,250	-0-
Payroll Taxes Payable	19,422	-0-
Note Payable	50,000	50,000

Total Current Liabilities	151,684	98,438

Noncurrent Liabilities:
Note Payable-Officer	953,519	744,121

TOTAL LIABILITIES	$1,105,203	$842,559

Stockholders’ Equity:
Common Stock, $.01 par value; 40,000,000 Authorized; 5,610,200 shares issued and outstanding at December 31, 2001; 4,680,064 shares issued and outstanding at December 31, 2000, respectively.	$56,102	$46,800
Additional Paid-in Capital	1,526,029	1,444,331
Deficit Accumulated During the Development Stage	(2,261,394)	(1,804,494)

Total Stockholders’ Equity	(679,263)	(313,363)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$425,940	$529,196

F-3

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF INCOME
Year Ended December 31, 2001 and For the Period
From August 23, 2000 to December 31, 2000

	December 31, 2001	December 31, 2000	August 23, 2000 (Inception) to December 31, 2001
REVENUES:
Sales	$204,568	$11,908	$216,476
Costs of Sales	255,012	38,233	293,245

Gross Profit (Loss)	(50,444)	(26,325)	(76,769)

COSTS AND EXPENSES:
General and Administrative Expenses	314,339	89,645	400,803

Income (Loss) from Operations before interest expense	(364,783)	(115,970)	(477,572)

Other Income/Expense:
Interest expense	(92,117)	(26,555)	(121,853)

Net Income (Loss)	$(456,900)	$(142,525)	$(599,425)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	$(.08)	$(.03)	$(.11)

F-4

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF INCOME
Year Ended December 31, 2001 and For the Period
From August 23, 2000 to December 31, 2000

	2001	2000	August 23, 2000 (Inception) to December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(456,900)	$(142,525)	$(599,425)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	44,357	13,125	57,482
Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable	(2,735)	-0-	(2,735)
(Increase) Decrease in Prepaid Expenses and Other Assets	5,801	(173,163)	(167,362)
(Increase) Decrease in Inventories	58,338	(46,166)	12,172
Increase (Decrease) in Accounts Payable and Accrued Liabilities	53,256	(93,511)	(40,265)
(Increase) Decrease in Other Assets	-0-	-0-	-0-

Total Adjustments	159,007	(299,715)	(140,708)

Net Cash Provided by (used for) Operating Activities	(297,893)	(442,240)	(740,133)

F-5

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF INCOME
Year Ended December 31, 2001 and For the Period
From August 23, 2000 to December 31, 2000

	2001	2000	August 23, 2000 (Inception) to December 31, 2001
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash Payments for the Purchase of Property	(7,652)	(98,692)	(106,344)

Net Cash Provided by (Used for) Investing Activities	(7,652)	(98,692)	(106,344)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on Equipment Loans	-0-	-0-	-0-
Proceeds from issuance of Note Payable	-0-	50,000	50,000
Proceeds from Shareholder Debt-Net	209,398	338,765	548,163
Proceeds from Issuance of Common Stock	91,000	158,100	249,100

Net Cash Provided by (Used for) Financing Activities	300,398	546,865	847,263

Net Cash Increase (Decrease)	(5,147)	5,933	786

Cash, Beginning	7,752	1,819	1,819

Cash-Ending	$2,605	$7,752	$2,605

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid for Interest	$4,750	$26,555	$27,214

F-6

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF INCOME
Year Ended December 31, 2001 and For the Period
From August 23, 2000 to December 31, 2000

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total
Balance at beginning of period-August 23, 2000	45,219	$1,287,812	$(1,661,969)	$(328,938)
Net Loss			(142,525)	(142,525)
Issuance of Common Stock	1,581	156,519		158,100

Balance		1,444,331
December 31, 2000	46,800		(1,804,494)	(313,363)

Net Loss			(456,900)	(456,900)
Issuance of Common		81,698

Stock	9,302			91,000

		$1,526,029

Balance-December	$56,102		$(2,261,394)	$(679,263)

F-7

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1.    SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Bad Toys, Inc (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company operates a custom motorcycle manufacturing and service facility in Kingsport, Tennessee. The Company offers retail parts and product sales as well as motorcycle service to its customers seven days a week. The Company has developed a line of custom motorcycles for the upscale retail market. Several of these motorcycles have been constructed. As part of its development stage activities, the Company is in the early stages of implementation of its marketing plan.

The predecessor to this Company was organized and incorporated on April 21, 1995 and began business on April 1, 1998 operating under the name Bad Toys, Inc. On June 25, 1999, the Company became a publicly traded stock company. On March 31, 2000, the predecessor company entered into a Plan and Agreement of Merger Between Bad Toys, Inc. and Myca Group, Inc. The agreement was a reorganization whereby Myca Group, Inc. would take controlling interest of the publicly traded company and the motorcycle operations would be spun off into a newly formed privately held corporation, BTMC, Inc. The agreement closed on August 23, 2000. Bad Toys, Inc. agreed not to sell any motorcycles during the period from initial agreement on March 31, 2000 until closing on August 23, 2000. Bad Toys, Inc.’s management used this time period to focus on product design and development. The transaction is accounted for on the books of BTMC, Inc. on the historical basis as required by generally accepted accounting principles since the transaction involved entities under common control.

The Company, BTMC, Inc., was organized and incorporated in the State of Nevada on June 1, 2000 and began business on August 23, 2000. BTMC, Inc. then changed its name to Bad Toys, Inc. once it began operations. As part of the reorganization described above, the shareholder converted $468,064 from debt to equity in the newly formed corporation.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

F-8

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2001 and 2000

NOTE 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property and Equipment

Property and equipment are carried at cost. For financial statement and federal income tax purposes, depreciation is computed using the straight line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided using rates based on the following useful lives:

Years
Leasehold Improvements	5 years
Machinery and Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years

Depreciation expense for the periods ended December 31, 2001 and 2000 is $44,357 and $13,125, respectively.

Inventories

Inventories are stated at a lower of standard cost (which approximates average cost) or market.

Concentration of Credit Risk

The Company is engaged in the manufacture and servicing of highly customized motorcycles. The sales revenues are primarily derived from an area encompassing a two hundred mile radius of Kingsport, Tennessee. The Company performs credit evaluations of customers in the rare cases where credit is granted and generally requires no collateral from its customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

F-9

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2001 and 2000

NOTE 2.    INVENTORY:

	2001	2000
Parts for resale	$110,468	$141,392
Work in Process	10,551	54,680
Finished Goods	192,215	175,500

	$313,234	$371,572

NOTE 3.    PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

	2001	2000
Equipment	$32,193	$31,506
Furniture and Fixtures	9,294	9,294
Leasehold Improvements	53,182	53,182
Vehicles	104,893	97,928

	199,562	191,910
Less Accumulated Depreciation	(97,501)	(53,144)

Property and equipment—net	$102,061	$138,766

NOTE 4.    NOTES PAYABLE:

Notes Payable consist of the following:

	2001	2000
Bank note payable, interest rate 5.75% secured by stock, title, UCC1 Maturity June 30, 2002	$50,000	$50,000

Unsecured Notes Payable to stockholders due January 1, 2003 with interest at 10.0% convertible to common stock at $0.10 per share	953,519	744,121

Total	1,003,519	794,121
Less current portion	(50,000)	(50,000)

Long Term Debt	$953,519	$744,121

F-10

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2001 and 2000

NOTE 5.    INCOME TAXES:

The Company has loss carryforwards totaling $599,425 that may be offset against future taxable income. If not used the carryforwards will expire as follows:

Operating Losses
Year 19	$142,525
Year 20	456,900

$599,425

Components-Current and Deferred

	2001	2000
Current	$-0-	$-0-
Deferred benefit	179,827	42,757
Valuation Allowance	(179,827)	(42,757)

Total	$-0-	$-0-

Deferred taxes are recognized for the temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to operating loss carryforwards. The Company does not have any indication that the net operating loss carryforward will be realized. Therefore, no deferred tax asset has been recorded.

NOTE 6.    RELATED PARTY TRANSACTIONS:

The following transactions occurred between the Company and affiliated entities:

1.	The Company has notes payable to shareholders which are detailed in Note 4 of these footnotes.

2.	The Company leases its facilities from a minority stockholder as described in Note 7.

NOTE 7.    LEASING ARRANGEMENTS:

The Company conducts its operations from facilities that are leased under an operating lease expiring in September, 2002. There is no option to renew the lease. The Lessor of the facility is a stockholder of the Company. The lessor has received shares of stock as prepaid rent for the term of the lease. Monthly rent is $1,450.

F-11

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2001 and 2000

NOTE 7.    LEASING ARRANGEMENTS (CONTINUED):

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2001:

Year Ending December 31	Amount
2002	$13,050

$13,050

Rental expense for the periods ended December 31, 2001 and 2000 was $20,040 and $6,680, respectively.

F-12

BAD TOYS, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

BAD TOYS, INC.
(A Development Stage Company)

Page

Accountants’ Review Report	F-1

Balance Sheets as of September 30, 2002 and 2001	F-2-3

Statements of Income for the Six Months Ended September 30, 2002 and 2001	F-4

Statements of Income for the Three Months Ended September 30, 2002 and 2001	F-5

Statements of Cash Flows for the Six Months Ended September 30, 2002 and 2001	F-6-7

Statements of Cash Flows for the Three Months Ended September 30, 2002 and 2001	F-8-9

Statements of Changes in Stockholders’ Equity for the Six Months Ended September 30, 2002 and 2001	F-10

Notes to the Financial Statements	F-11-15

T. Alan Walls, CPA, PC
3119 Bristol Hwy., Suite 104
Johnson City, TN 37601
(423)854-9908 (423)854-9330 fax

The Board of Directors
Bad Toys, Inc.
Kingsport, TN

I have reviewed the accompanying balance sheets of Bad Toys, Inc. (a development stage company) as of September 30, 2002 and 2001 and the related statements of income, cash flows and changes in stockholders’ equity for the year to date and quarter to date then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management of Bad Toys, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principals.

T. Alan Walls, CPA, P.C.
Johnson City, Tennessee
October 15, 2002

BAD TOYS, INC.
(A Development Stage Company)

BALANCE SHEETS
September 30, 2002 and 2001

	2002	2001
ASSETS

Current Assets:
Cash and Cash Equivalents	$441	$2,904
Accounts Receivable	335	2,400
Inventory	304,026	349,342
Prepaid Expenses	10,266	5,882

Total Current Assets	$315,068	$360,528

Property and Equipment:

Property and Equipment, net of Depreciation	80,558	136,618

Other Assets:

Other Assets	383,226	-0-
Utility Deposits	280	280

Total Other Assets	383,506	280

TOTAL ASSETS	$779,132	$497,426

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

BALANCE SHEETS
September 30, 2002 and 2001

	2002	2001
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable	$13,011	$10,422
Customer Security Deposits	-0-	-0-
Wages Payable	18,000	-0-
Sales Tax Payable	3,427	2,270
Payroll Taxes Payable	32,757	16,622
Note Payable	50,000	50,000

Total Current Liabilities	117,195	79,314

Noncurrent Liabilities:

Note Payable-Officer	162,345	935,049

TOTAL LIABILITIES	$279,540	$1,014,363

Stockholders’ Equity:

10% Cumulative Preferred Stock, $1.00 par value; Authorized 10,000,000; 908,888 issued and outstanding at Sept. 30, 2002 Convertible 1:10 to common stock	908,888	-0-
Common Stock, $.01 par value; 40,000,000 Authorized; 5,810,200 shares issued and outstanding at Sept. 30, 2002 and 2001;	58,102	56,102
Additional Paid-in Capital	1,999,693	1,526,029
Retained Earnings	(2,467,091)	(2,099,068)

Total Stockholders’ Equity	499,592	(516,937)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$779,132	$497,426

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF INCOME
Nine Months Ended September 30, 2002 and 2001

	Sept. 30, 2002	Sept. 30, 2001
REVENUES:

Sales	$90,393	$190,753
Cost of Sales	123,573	198,347

Gross Profit (Loss)	(33,180)	(7,594)

COSTS AND EXPENSES:

General and Administrative Expenses	112,528	286,321

Income (Loss) from Operations before interest expense	(145,708)	(293,915)

Other Income/Expense:
Interest expense	(59,988)	(659)
Interest income	39,235	-0-

Net Income (Loss)	$(166,461)	$(294,574)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	$(.03)	$(.05)

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF INCOME
Three Months Ended September 30, 2002 and 2001

	Sept. 30, 2002	Sept. 30, 2001
REVENUES:

Sales	$59,143	$48,953
Costs of Sales	60,093	55,350
Gross Profit (Loss)	(950)	(6,397)

COSTS AND EXPENSES:

General and Administrative Expenses	42,485	69,083

Income (Loss) from Operations before interest expense	(43,436)	(75,480)
Other Income/Expense:
Interest expense	(22,722)	(659)
Interest income	-0-	-0-

Net Income (Loss)	$(66,157)	$(76,138)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	$(.01)	$(.01)

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$(166,461)	$(294,574)

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

Depreciation and Amortization	26,505	10,084

Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable	-0-	-0-
(Increase) Decrease in Prepaid Expenses and Other Assets	11,518	3,430
(Increase) Decrease in Inventories	9,208	22,235
Increase (Decrease) in Accounts Payable and Accrued Liabilities	2,013	-0-
(Increase) Decrease in Other Assets	-0-	8,662

Total Adjustments	49,244	44,406

Net Cash Provided by (used for) Operating Activities	(117,217)	(250,168)

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2002 and 2001

	2002		2001
CASH FLOWS FROM INVESTING ACTIVITIES:

Cash Payments for the Purchase of Property	$	( -0-)	$(1,825)

Net Cash Provided by (Used for) Investing Activities		( -0-)	(1,825)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments on Equipment Loans		-0-	-0-
Proceeds from Issuance of Note Payable		-0-	-0-
Proceeds from Shareholder Debt-Net		115,053	156,145
Proceeds from Issuance of Common Stock		-0-	91,000

Net Cash Provided by (Used for) Financing Activities		115,053	247,145

Net Cash Increase (Decrease)		(2,164)	(4,848)

Cash, Beginning		2,605	7,752

Cash-Ending		$441	$2,904

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid for Interest		$-0-	$-0-

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
Three Months Ended September 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$(66,157)	$(76,138)

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

Depreciation and Amortization	17,670	3,194

Changes in Assets and Liabilities:

(Increase) Decrease in Accounts Receivable	-0-	-0-
(Increase) Decrease in Prepaid Expenses and Other Assets	11,300	1,572
(Increase) Decrease in Inventories	(28,841)	1,488
Increase (Decrease) in Accounts Payable and Accrued Liabilities	2,013	7,264
(Increase) Decrease in Other Assets	-0-	-0-

Total Adjustments	2,142	13,518

Net Cash Provided by (used for) Operating Activities	(64,015)	(62,620)

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2002 and 2001

	2002		2001
CASH FLOWS ROM INVESTING ACTIVITIES:

Cash Payments for the Purchase of Property	$	( -0-)	$	( -0-)

Net Cash Provided by (Used for) Investing Activities	$	( -0-)	$	( -0-)

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments on Equipment Loans		-0-		-0-
Proceeds from Issuance of Note Payable		-0-		-0-
Proceeds from Shareholder Debt-Net		60,079		59,588
Proceeds from issuance of Common Stock		-0-		-0-

Net Cash Provided by (Used for) Financing Activities		60,079		59,588

Net Cash Increase (Decrease)		(3,936)		(3,032)

Cash, Beginning		4,377		5,936

Cash-Ending		$441		$2,904

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid for Interest		$-0-		$-0-

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Nine Months Ended September 30, 2002 and 2001

	Preferred Stock	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total

January 1, 2002 to June 30, 2001

Balance at beginning of period— January 1, 2001	-0-	46,800	1,444,331	(1,804,494)	(313,363)
Net Loss				(294,574)	(294,574)
Issuance of Common Stock	-0-	9,302	81,698		91,000

Balance—June 30, 2001	-0-	56,102	1,526,029	(2,099,068)	(516,937)

January 1, 2001 to Sept. 30, 2002

Balance at beginning of period— January 1, 2002	-0-	56,102	1,526,029	(2,261,394)	(679,263)
Net Loss				(166,461)	(139,540)
Issuance of Preferred Stock	1,027,000		375,664		1,402,664
Cancelled Preferred	(18,118)
Conversion preferred to common	(100,000)	2,000	98,000

Balance Sept. 30, 2002	908,888	58,102	1,999,693	(2,467,091)	499,592

See accompanying notes to financial statements.

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
September 30, 2002 and 2001

NOTE 1.     SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Bad Toys, Inc. (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company operates a custom motorcycle manufacturing and service facility in Kingsport, Tennessee. The Company offers retail parts and product sales as well as motorcycle service to its customers seven days a week. The Company has developed a line of custom motorcycles for the upscale retail market. Several of these motorcycles have been constructed. As part of its development stage activities, the Company is in the early stages of implementation of its marketing plan.

The predecessor to this Company was organized and incorporated on April 21, 1995 and began business on April 1, 1998 operating under the name Bad Toys, Inc. On June 25, 1999 the predecessor company became a publicly traded stock company. On March 31, 2000, the predecessor company entered into a Plan and Agreement of Merger Between Bad Toys, Inc. and Myca Group, Inc. The agreement was a reorganization whereby Myca Group, Inc. would take controlling interest of the publicly traded company and the motorcycle operations would be spun off into a newly formed privately held corporation, BTMC, Inc. The agreement closed on August 23, 2000. The predecessor company agreed not to sell any motorcycles during the period from initial agreement on March 31, 2000 until closing on August 23, 2000. The predecessor company’s management used this time period to focus on product design and development. The transaction is accounted for on the books of BTMC, Inc. on the historical basis as required by generally accepted accounting principles since the transaction involved entities under common control.

The Company, formerly known as BTMC, Inc. was organized and incorporated in the State of Nevada on June 1, 2000 and began business on August 23, 2000. BTMC, Inc. then changed its name to Bad Toys, Inc. once it began operations. As part of the reorganization described above, the majority shareholders converted $468,064 from debt to equity in the newly formed corporation.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
September 30, 2002 and 2001

NOTE 1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property and Equipment

Property and equipment are carried at cost. For financial statement and federal income tax purposes, depreciation is computed using the straight line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided using rates based on the following useful lives:

Years
Leasehold Improvements	5 years
Machinery and Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years

Depreciation expense for the periods ended June 30, 2002 and 2001 is $ 17,670 and $6,723, respectively.

Inventories

Inventories are stated at a lower of standard cost (which approximates average cost) or market.

Concentration of Credit Risk

The Company is engaged in the manufacture and servicing of highly customized motorcycles. The sales revenues are primarily derived from an area encompassing a two hundred mile radius of Kingsport, Tennessee. The Company performs credit evaluations of customers in the rare cases where credit is granted and generally requires no collateral from its customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
September 30, 2002 and 2001

NOTE 2.    INVENTORY:

	2002	2001
Parts for resale	$130,101	$191,714
Work in Process	10,551	10,556
Finished Goods	192,215	145,584

	$332,868	$347,854

NOTE 3.    PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

	2002	2001
Equipment	$32,193	$34,081
Furniture and Fixtures	9,294	9,294
Leasehold Improvements	53,182	53,182
Vehicles	104,893	97,928

	199,562	194,485
Less Accumulated Depreciation	(119,004)	(57,867)

Property and equipment—net	$80,558	$136,618

NOTE 4.    NOTES PAYABLE:

Notes Payable consist of the following:

	2002	2001
Bank note payable, interest rate 5.75% secured by stock, title, UCC1 Maturity June 30, 2002	$50,000	$50,000
Unsecured Notes Payable to stockholders due January 1, 2003 with interest at 10.0%, convertible to common stock at $0.10 per share	162,345	935,049

Total	212,345	985,049
Less current portion	(50,000)	(50,000)

Long Term Debt	$162,345	$935,049

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
September 30, 2002 and 2001

NOTE 5.    INCOME TAXES:

The Company has loss carryforwards totaling $599,425 that may be offset against future taxable income. If not used the carryforwards will expire as follows:

Operating Losses
Year 19	$142,525
Year 20	456,900

$599,425

Components-Current and Deferred

	2002	2001
Current	$-0-	$-0-
Deferred benefit	179,827	42,757
Valuation Allowance	(179,827)	(42,757)

Total	$-0-	$-0-

Deferred taxes are recognized for the temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to operating loss carryforwards. The Company does not have any indication that the net operating loss carryforward will be realized. Therefore, no deferred tax asset has been recorded.

NOTE 6.    RELATED PARTY TRANSACTIONS:

The following transactions occurred between the Company and affiliated entities:

1.    The Company has notes payable to shareholders which are detailed in Note 4 of these footnotes.

2.    The Company leases its facilities from a minority stockholder as described in Note 7.

NOTE 7.     LEASING ARRANGEMENTS:

The Company conducts its operations from facilities that are leased under an operating lease expiring in December 2003. There is no option to renew the lease. The lessor of the facility is a stockholder of the Company. The lessor has received shares of stock as partial prepayment of rent for the term of the lease. Monthly rent is approximately $1,500. The Company also pays $250 per month for use of additional office space owned by Larry N. Lunan, one of the majority shareholders of the Company

BAD TOYS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)
September 30, 2002 and 2001

NOTE 7.    LEASING ARRANGEMENTS (CONTINUED):

The following is a schedule of future minimum rental payments required under the above operating lease as of March 31, 2002:

Year Ending December 31	Amount
2002	$8,040

$8,040

Rental expense for the periods ended June 30, 2002 and 2001 was $10,020 and $10,020, respectively.

NOTE 8.    PREFERRED STOCK

Purchase price of preferred stock is $1.00 per share and bears interest at a rate of 10% per annum. It has liquidation preference over common stock and is convertible to common stock at a 1:10 ratio. It is redeemable by the company at $1.00 per share plus accrued interest.

EXHIBITS

Index to Exhibits

Exhibit No.	Description

2	Articles of Incorporation of Bad Toys, Inc.

2.1	Amendment to Articles of Incorporation of Bad Toys, Inc,.

2.2	Articles of Amendment to and Restatement of Articles of Incorporation of Bad Toys, Inc.

2.3	Articles of Amendment to Articles of Incorporation of Bad Toys, Inc. Determining and Designating the Preferences, Limitations and Relative Rights of 10% Cumulative Convertible Preferred Stock

2.4	By-Laws of Bad Toys, Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BAD TOYS, INC.

Date: October 29, 2002

By:	/s/ LARRY N. LUNAN
Larry N. Lunan, President and CEO